Issuer Free Writing Prospectus

File pursuant to Rule 433

Registration Nos. 333-132370 and 333-132370-01

ELKS (Equity Linked Notes)

Based upon the common stock of Schlumberger Limited due July 17, 2009

Summary of Final Terms

July 15, 2008

Issuer:	Citigroup Funding Inc.

Issuer Rating:

The Issuer’s senior debt is currently rated Aa3 / P-1, Negative Outlook (Moody’s), AA- / A-1+, Negative Outlook (S&P) and AA- / F1+, Negative Outlook (Fitch), based on the guarantee by Citigroup Inc. The Rating and Outlook are subject to change during the term of the Notes.

Currency:	United States Dollar (“USD”)

Underlying Stock:	Schlumberger Limited (“SLB”)

Offering Price:	USD 98.573

Units Issued:	228,258

Principal Amount:	USD 22,500,075.83

Pricing Date:	July 15, 2008

Settlement Date:	July 17, 2008

Valuation Date:	July 15, 2009

Maturity Date:	July 17, 2009

Coupon:	9.00% per annum payable monthly

Initial Stock Price:	USD 98.573

Final Stock Price:	The closing price of the Underlying Stock on the Valuation Date

Cap Price:	USD 123.857, which represents approximately 125.65% of the Initial Stock Price

Exchange Ratio:	1.0 share of the Underlying Stock for each ELKS of USD 98.573 principal amount with any fractional shares to be paid in cash

Payment at Maturity:	For each note of USD 98.573:

1)              If the Final Stock Price is less than or equal to the Initial Stock Price then the USD cash value of a number of shares of the Underlying Stock for each note equal to the product of (i) the Exchange Ratio and (ii) the Final Stock Price, or

2) If the Final Stock Price is greater than the Initial Stock Price and:

a)       the Final Stock Price is less than or equal to the Cap Price then the USD cash value of a number of shares of the Underlying Stock for each note equal to product of (i) the Exchange Ratio and (ii) the Final Stock Price, or

b)       the Final Stock Price is greater than the Cap Price then the USD cash value of a number of shares of the Underlying Stock for each note equal to product of (i) the Exchange Ratio (ii) the Final Stock Price, and (iii) a ratio equal to the Cap Price divided by the Final Stock Price

ELKS (Equity Linked Notes)

Based upon the common stock of Schlumberger Limited due July 17, 2009

Summary of Final Terms

July 15, 2008

Other:

The Issuer will have the right to call the ELKS at any time, in whole but not in part, for the call price described in the pricing supplement, in the event that the Underlying Stock enters into a definitive agreement with respect to a Callable Reorganization Event. A Callable Reorganization Event is a Reorganization Event where the cash, securities (other than Marketable Securities) or other property to be received for the Underlying Stock has a market value on effective date greater than or equal to 25% of the transaction value on the effective date.

Business Days:	A day on which commercial banks in New York are open.

Calculation Agent:	Citigroup Global Markets Inc.

Form and Denomination:	Registered Medium Term Notes in minimum denominations and minimum increments of USD 98.573

Clearing and Settlement:	DTC

Listing:	None

CUSIP:	17313G498

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-800-248-3580.

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